Press Release	June 30, 2026

Largo Awarded a Five-Year U.S. Department of Defense Contract to Supply High-Purity Vanadium Pentoxide with Fixed-Price delivery orders to support the U.S. National Defense Stockpile

All amounts expressed are in U.S. dollars, denoted by "$".

Highlights:

  Five-year contract to supply up to 2,876 metric tonnes of high-purity vanadium pentoxide in total with flexible delivery schedules subject to terms and conditions of the award, up to a maximum amount of US$125 million.

  Fixed-Price per pound V₂O₅ at a premium above current benchmark V₂O₅ price indexes in 2026 and escalating 10% each year after that.

  A lengthy review and vetting process established Largo as a trusted supplier within the U.S. defense industrial base and critical materials ecosystem, positioning the Company as part of the supply chain for the U.S. Government and the Department of Defense.

  Contract provides a framework for the supply of high-purity vanadium pentoxide for the U.S. defense logistics agency, contributing to U.S. national security and industrial resilience.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer announced today that its subsidiary, Largo Resources USA Inc. ("Largo USA") has been awarded an Indefinite Delivery, Indefinite Quantity ("IDIQ") contract by the U.S. Defense Logistics Agency Strategic Materials ("DLA") for the supply of up to 2,876 metric tonnes of high-purity vanadium pentoxide ("V₂O₅") in support of the U.S. National Defense Stockpile. The award is part of the Department of Defense's efforts to strengthen critical mineral supply chains and ensure long-term access to strategic materials essential for defense readiness and industrial mobilization.

The award establishes Largo as an approved supplier to the DLA and underscores the Company's role as a reliable, Western-aligned producer of high-purity vanadium products. Largo's vanadium is produced at its Maracas Menchen Mine and chemical complex in State of Bahia, Brazil, one of the world's highest-grade vanadium operations and a long-standing source of premium vanadium products for global customers.

"This award represents a major milestone for Largo and validates the strategic importance of our vanadium supply platform after a lengthy review process of vetting and discussions with the U.S. Department of Defense," said Mr. Alberto Arias, Executive Chairman and Co-CEO of Largo. "We are proud to become part of the supply chain to the United States Government for high-purity vanadium and to support the DLA's efforts to strengthen and secure diversified and allied supply chains for this critical material used in aerospace, defense, energy storage, specialty alloys and other key industrial applications."

"We view this contract as recognition of Largo's quality, reliability, and commitment to meeting the most demanding specifications in the market after years of investment in developing a secure and reliable source of vanadium products for Western markets," said Mr. Daniel Tellechea, Co-CEO of Largo. "China and Russia currently produce approximately 80-85% of world vanadium supply. We believe the firm-fixed-price structure of this contract reflects the strategic value the U.S. Government places on securing reliable, Western-aligned sources of high-purity vanadium pentoxide for defense applications. This contract should help improve Largo's vanadium price realizations and help offset the headwinds of depressed vanadium prices outside the U.S. as well as price inflation in raw materials and energy costs recently caused by logistics disruptions in the Middle East," he added.

"This award reflects the strength of Largo's long-term engagement with the U.S. Defense Logistics Agency Strategic Materials and the Company's ability to meet the rigorous technical and commercial requirements of the defense procurement process," said Mr. Francesco D'Alessio, Chief Commercial Officer of Largo. "We are pleased to have contributed to advancing this program through to award and to support its implementation going forward through Largo USA. This contract further reinforces Largo's position as a reliable supplier of high-purity vanadium pentoxide to critical government stockpile initiatives."

The Company expects the contract to further enhance its commercial profile and provide a platform for additional engagement with U.S. Government agencies, defense contractors and industrial customers seeking secure access to critical materials. Largo USA will serve as the contracting entity for all U.S. Government contract requirements, encompassing customer engagement, logistics coordination, quality assurance, compliance, and delivery execution. Expanding its presence in the U.S. critical minerals market and aligning the Company's supply capabilities with Western government and defense requirements remains one of Largo's strategic priorities.

Contract Scope and Financial Context

The contract is part of DLA's initiative to acquire high-purity vanadium pentoxide for stockpile requirements supporting aerospace-grade titanium alloys, advanced defense manufacturing, and emerging energy storage technologies. It provides for a five-year ordering period utilizing firm-fixed-price delivery orders, with vanadium pentoxide meeting stringent purity and quality specifications established by DLA.

The IDIQ contract structure provides for delivery orders to be issued over a five-year ordering period. IDIQ awards of this nature with DLA typically support multi-year stockpile build programs with order volumes calibrated to strategic reserve requirements.

The award follows extensive market research by DLA and reflects the U.S. Government's objective to maintain secure, resilient sources of critical materials for defense and industrial mobilization. DLA previously identified a limited number of qualified suppliers capable of meeting the program's technical, quality, and supply chain requirements.

Production Capacity to Support Delivery

Largo is well-positioned to fulfill delivery orders under this contract from its world-class Maracás Menchen Mine and chemical complex in Brazil, which is the world's largest primary vanadium mine. The Company produced 9,150 tonnes of V₂O₅ equivalent in 2025 and has guided for 10,500 to 12,000 tonnes of V₂O₅ equivalent production in 2026, representing a meaningful year-over-year increase supported by improved mine access, higher-grade ore availability, and operational enhancements implemented during 2025. Q1 2026 production of 2,616 tonnes came in at the upper end of quarterly guidance.

Largo produces ilmenite (a titanium mineral) as by-product of its vanadium operations and is currently evaluating the possible production of additional by-products such as copper, gold, platinum, palladium and cobalt, most of which are classified as critical metals.

Additionally, Largo owns 100% of tungsten assets in Canada and in Brazil and has recently announced the evaluation of strategic alternatives to maximize shareholder value following the recent rise in tungsten prices and investor interest.

This announcement is neither paid for nor sponsored, in whole or in part, by any element of the United States Government. For further information: https://www.war.gov/News/Contracts/Contract/Article/4530662/contracts-for-june-30-2026/

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and a 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements include, but are not limited to, statements regarding expected 2026 production of 10,500 to 12,000 tonnes of V₂O₅ equivalent; future delivery orders under the DLA IDIQ contract, including their timing, volume, and value; the Company's ability to fulfill contract requirements and meet DLA's technical and quality specifications; the Company's strategic positioning in the U.S. critical minerals market; anticipated improvements to price realizations or financial performance; and the expected role of Largo USA as the execution entity for the contract.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: the fact that the IDIQ contract does not guarantee a minimum quantity of delivery orders and the value of actual orders may be less than the contract ceiling; the ability of the U.S. Government to terminate or modify the contract for convenience; general business and economic conditions and demand for minerals; demand for and changes in the spot and forward price of tungsten, V2O5 and other vanadium products, ilmenite, titanium dioxide pigment or certain other commodities (such as, diesel fuel, sulphuric acid, ammonia sulphate and electricity); receipt of regulatory and governmental approvals, permits and renewals in a timely manner; operating or technical difficulties in connection with mining or development activities; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company increased costs and physical risks, including the impact of extreme weather events including heavy rainfall; the reliability of production, including, without limitation, access to massive ore: the ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and other mineral properties are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserves; the ability to protect and develop technology and IP; business opportunities that may be presented to, or pursued by, the Company; attracting and retaining skilled personnel, directors and key employees; risks related to the failure of internal controls; the ability of management to execute the strategic goals and any potential strategic alternatives of the Company; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; changes in U.S. Government procurement priorities, defense budgets, or policies; compliance with export control, trade sanctions, and government contracting regulations; foreign currency exchange rate fluctuations; and the impact of inflation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on the Company's opinions, estimates and assumptions that it considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply, and the associated filings made with the applicable Canadian and United States securities regulatory authorities.

Trademarks are owned by Largo Inc.